

December 20, 2012

Via U.S. Mail and FAX 813-260-2866

Jack Wagenti
Chief Financial Officer
American International Ventures, Inc.
6004 Tealside Court
Lithia, FL 33547

Re: American International Ventures, Inc.
        File No.: 000-30368

Dear Mr. Wagenti:

We note from your 4.02 Form 8-K filed on December 18, 2012 that Jeffrey & Company did not issue an opinion on the financial statements of Placer Gold Prospecting, Inc. included in your Form 8-K filed June 1, 2012, as amended on November 9, 2012. Accordingly, the company should immediately file an amendment to the Form 8-K to remove the audit report and label the columns of the financial statements as "Unaudited". The company should prominently disclose in the Form 8-K/A that Jeffrey & Company did not issue either of the reports dated May 29, 2012 or November 5, 2012. After an audit report is issued on those financial statements, the company should file another amendment to file the audit report.

If you have any question regarding this letter, please call me at (202) 551-3511.

Sincerely,

Louise M. Dorsey
Assistant Chief Accountant